July 29, 2024

Danny Meeks
Chief Executive Officer
Greenwave Technology Solutions, Inc.
4016 Raintree Rd., Ste 300
Chesapeake, VA 23321

       Re: Greenwave Technology Solutions, Inc.
           Registration Statement on Form S-3
           Filed July 19, 2024
           File No. 333-280924
Dear Danny Meeks:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   M. Ali Panjwani